SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2011
Commission File Number	001-14620

Crystallex International Corporation
(Translation of registrant’s name into English)

8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated March 10, 2011.

Document 1

For Immediate Release
  March 10, 2011
RM: 3 – 11

Crystallex’s Request for Arbitration Registered by the World Bank’s ICSID

TORONTO, ONTARIO, March 10, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) announced today that its February 16, 2011, Request for Arbitration before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) has been registered by the Secretary General of ICSID.

The arbitration, pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”), was commenced by Crystallex following the Venezuelan Government’s failure to propose any resolution to the dispute notified by Crystallex on November 24, 2008 and the subsequent unlawful termination on February 3, 2011, of the Las Cristinas Mine Operation Contract (“MOC”).

Crystallex’s claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is seeking restitution by Venezuela of Crystallex’s investments, including the MOC, the issuance of the Permit to develop Las Cristinas and compensation for interim losses suffered, or alternatively full compensation for the value of its investment in excess of US$3.8 billion.

The details of the registration are available on ICSID’s website at http://icsid.worldbank.org/ICSID/

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the expected timing of completion of the transactions contemplated by the Agreement, estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production, at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates, for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela.  Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC") and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	March 10, 2011	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer